PURE GOLD
MINERALS INC. T.PUG

82-3520

October 30, 2002

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Toronto Stock Exchange

(via SEDAR)

02055818

SUPPL

Dear Mesdames/Sirs,

Corporation: **Pure Gold Minerals Inc.**
Mailing Date: **October 30, 2002**

Pursuant to National Instrument No. 54-101 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- Quarterly Report - for 1st quarter ended August 31, 2002.

Yours truly,

PURE GOLD MINERALS INC.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

SEC ... PROCESSING
NOV 06 2002
WASH. D.C. 180 SECTION

Debra Watkins
Corporate Administrator

cc: ***Securities and Exchange Commission - Washington***
Fraser, Milner, Casgrain – Heather Zordel
Dale, Matheson, Carr-Hilton
Computershare Trust Company of Canada – Bernadette Villarica

dly 11/18

PURE GOLD MINERALS INC.
FIRST QUARTER REPORT

ISSUER DETAILS:

NAME OF ISSUER:	Pure Gold Minerals Inc.
ADDRESS OF ISSUER:	1255 West Pender Street, Vancouver, B.C., V6E 2V1
TELEPHONE NUMBER OF ISSUER:	(604) 687-2038
CONTACT PERSON:	Carmon Currie
CONTACT PERSON'S POSITION:	Controller
CONTACT TELEPHONE NUMBER:	(604) 687-2038
STATEMENTS FOR QUARTER ENDED:	August 31, 2002
DATE OF REPORT:	October 23, 2002

CERTIFICATE

THE QUARTERLY REPORT ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Donald R. Sheldon NAME OF DIRECTOR	25/10/2002 DATE SIGNED
Eugene Beukman NAME OF DIRECTOR	25/10/2002 DATE SIGNED

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
August 31, 2002 and May 31, 2002
(Unaudited)

	Aug 31 2002	May 31 2002
ASSETS		
Current Assets		
Cash	$ 288,953	$ 849,083
GST receivable	31,062	56,266
Marketable securities	328,423	299,915
Due from related parties **(Note 3)**	17,728	45,716
Prepaid expenses	34,500	8,500
	700,666	1,259,480
Capital Assets	56,639	51,896
Resource Property Interests (Note 4)	4,658,923	4,256,975
	$ 5,416,228	5,568,351
LIABILITIES		
Current Liabilities		
Accounts payable	$ 21,798	$ 82,660
Capital taxes payable	-	7,435
Due to Related Parties	-	18,224
	21,798	108,319
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	50,117,754	49,974,754
Deficit	(44,723,323)	(44,514,722)
	5,394,431	5,460,032
	$ 5,416,228	$ 5,568,351

Director

Director

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months ending August 31, 2002 and 2001
(Unaudited)

	Aug 31 2002	Aug 31 2001
DEFICIT, beginning of period	$ (44,514,722)	$ (38,603,371)
NET LOSS FOR THE PERIOD	(208,601)	(560,005)
DEFICIT, end of period	(44,723,323)	(39,163,376)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Three Months ending August 31, 2002 and 2001
(Unaudited)

	3 months Ended Aug 31 2002	3 months Ended Aug 31 2001
ADMINISTRATIVE EXPENSES		
Amortization	$ 3,610	$ 2,857
Audit, Accounting & Legal	47,753	15,305
Bank & interest charges	309	152
Contract services:		
Agreement negotiation	15,000	38,364
Geological services	15,000	-
Property maintenance	33,000	16,000
Regulatory compliance	-	-
Listing & share transfer fees	5,200	1,947
Management fees	30,000	30,000
Office & administration	11,665	1,646
Property investigation	65,412	-
Rent	15,000	14,967
Shareholder information & printing	3,067	2,037
Travel	4,635	1,953
	249,651	125,228
LOSS BEFORE OTHER ITEMS	249,651	125,228
OTHER ITEMS		
Interest	(944)	(23)
Gain on sale of securities	(40,181)	-
Gain on sale of equipment	-	-
Writedown of mineral properties	75	434,800
	(41,050)	434,777
LOSS FOR PERIOD	208,601	$ 560,005
LOSS PER SHARE	$ 0.003	$ 0.011

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months ending August 31, 2002 and 2001
(Unaudited)

		3 months Ended Aug 31 2002		3 months Ended Aug 31 2001
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$	(208,601)	$	(560,005)
Add Non-Cash Items:				
Amortization		3,610		2,857
Gain on sale of securities		(40,181)		
Writedown of mineral properties		75		434,800
		(245,097)		(122,348)
Net change in non-cash working capital items		(59,330)		(43,070)
		(304,427)		(165,418)
INVESTING ACTIVITIES				
Mineral property expenditures		(402,023)		13,000
Capital assets		(8,353)		(8,555)
Proceeds on sale of marketable securities		103,100		-
Marketable securities purchased		(91,427)		-
		(398,703)		4,445
FINANCING ACTIVITIES				
Issue of shares		143,000		198,750
		143,000		198,750
INCREASE (DECREASE) IN CASH		(560,130)		37,777
CASH, beginning of the period		849,083		1,548
CASH, end of period	$	288,953	$	39,325

PURE GOLD MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
For the Three Months ending August 31, 2002 and 2001
(Unaudited)

1. Consolidation

These financial statements include the accounts of the Company's wholly owned subsidiaries, International Drilling Corporation, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. Accounting Policies

These interim financial statements should be read in conjunction with the annual financial statements as at May 31, 2002. The accounting policies and methods have not changed.

3. Due From Related Parties

During the period the Company operated an exploration program in the province of Quebec for Bard Ventures Ltd. The amount of $17,728 represents outstanding cash calls subsequently paid in September 2002.

4. Resource Property Interests

Resource properties are segregated into areas of interest comprised of the following:

	Net Beginning of year $	Additions Current Year $	Written off Current Year $	2002 Net $
Acquisition costs				
Ontario	5,000	-		5,000
Quebec	325,625	63,000		388,625
Alberta	-	-	-	-
Northwest Territories	606,475	-		606,475
	937,100	63,000	-	1,000,100
Deferred exploration expenditures				
Ontario	1,200	-		1,200
Quebec	384,775	160,328		545,103
Alberta	1,765,725	67,500	(75)	1,833,150
Northwest Territories	1,168,175	111,195		1,279,370
	3,319,875	339,023	(75)	3,658,823
	4,256,975	402,023	(75)	4,658,923

Acquistion costs include a $30,000 cash payment on the Tichegami River Claims and the issuance of 200,000 shares @ $0.165 for the OM1 to 4 Claims.

4. Share Capital

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued

	2002		2001	
	Number of Common Shares	$ Amount	Number of Common Shares	$ Amount
Balance, beginning of period	72,641,502	49,974,754	47,787,183	46,668,303
Issued for cash				
Options exercised	1,100,000	110,000	1,650,000	198,750
Issued for properties				
Quebec claims	200,000	33,000	-	-
Balance, end of period	73,941,502	50,117,754	49,437,183	46,867,053

Description of Business

Pure Gold Minerals Inc. (the "Corporation") is extra-provincially registered in the provinces of Alberta, British Columbia, Québec, the Northwest Territories and Nunavut. The Corporation has three wholly-owned subsidiaries: International Drilling Corporation, incorporated pursuant to the laws of British Columbia on June 11, 1975; Pure Gold Minerals (Alberta) Inc., incorporated pursuant to the laws of Alberta on November 20, 2000; and Pure Gold Minerals (Northwest Territories) Inc., incorporated pursuant to the laws of the Northwest Territories on November 27, 2000; each of which are dormant or non trading.

The Corporation is a resource exploration company which holds a 10% interest in approximately 577,000 acres of diamond exploration property in Alberta, including a 10% interest in the Buffalo Hills Property, site of the discovery of 36 kimberlites, many of which have been found to be diamondiferous, and a 10% interest in the Joint Venture Lands, both of which interests are the subject of a joint venture arrangement with Ashton Mining Canada Inc. ("Ashton") and EnCana Corporation ("EnCana") (formerly Alberta Energy Company Limited), covering the Peace River Arch underlain by the Buffalo Head Craton.

The Corporation also holds approximately 10 - 13% interest in the Slave Regional Joint Venture, a joint venture arrangement with Ashton, in approximately 590,000 acres of diamond exploration property in Nunavut and the Northwest Territories.

The Corporation has reduced its interest in the Northwest Territories/Nunavut and Alberta programs through work commitments by its partners. This has enabled the Corporation to maintain participation in the programs. The Corporation has no producing properties and as such, has no operating income or cash flow. Operations are primarily funded by equity subscriptions.

During the most recent fiscal year ended May 31, 2002, the Corporation has acquired interests ranging from 50% to 100% in approximately 100,000 acres of diamond exploration property in the Otish Mountains region of Quebec.

There are currently 73,941,502 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

Exploration Review

Northwest Territories/Nunavut

Ashton continues to explore the Joint Venture lands on Pure Gold's behalf. Although Artemisia results were disappointing, the Joint Venture has numerous other targets in the area and it is hoped that the planned 2003 program will include drilling.

Slave Regional Joint Venture – Lawsuit

On May 28, 2002, the Corporation and its subsidiary, Pure Gold (Northwest Territories) Inc., filed a writ of summons and issued a statement of claim against Ashton and Ashton Mining (Northwest Territories) Ltd. in the Supreme Court of British Columbia, in respect of the Slave Regional Joint Venture. The Corporation launched the lawsuit in order to clarify what properties should be governed by the Slave Regional Joint Venture and what percentage the Corporation owns in each of the properties. The Corporation is also suing for access to a full accounting of each property.

It is the Corporation's position that Ashton had a fiduciary duty, as Operator, to represent Pure Gold's interest in a favorable manner.

Alberta Joint Venture – Buffalo Hills Project

Over the past year, exploration continued on the Buffalo Hills project through the Joint Venture with Ashton and EnCana. Following additional detailed ground geophysics, delineation drilling of K252 and additional drilling of K6 was completed. An airborne electromagnetic survey was also completed over a large area of the property. This survey was flown because drilling an electromagnetic anomaly with no magnetic response discovered K252. It was the first kimberlite discovery using this geophysical technique. Processing and interpretation of the airborne survey by the Joint Venture's geophysical consultants has identified several excellent anomalies that are now being reviewed. It is anticipated that ground geophysics and drilling will be conducted to test a number of these new targets. The Corporation is very encouraged by the results of this survey and intends to continue to aggressively participate in ongoing exploration of the Buffalo Hills property.

Otish Mountains Region, Quebec

The results of the diamond indicator mineral analysis of the H1 discovery, Tichégami River property, have confirmed that the intrusive breccia is kimberlitic in composition. Ongoing interpretation of both airborne and ground geophysics has confirmed that there are a number of kimberlite target anomalies in the vicinity of the H1 discovery. Diamond drilling of these kimberlite target anomalies during the summer 2002 program, led to the discovery of a second kimberlitic intrusive breccia – the H2. The discovery drill hole was located on a well-defined airborne and ground magnetic anomaly approximately 350 meters southeast of the H1 kimberlitic pipe. Initial results from the caustic fusion analysis for micro diamonds of the H2 kimberlite recovered one micro diamond from a 23.15 kg sample from one of the phases. Further caustic fusion analysis on remaining samples will be undertaken. Results from the analysis and from till samples collected during the summer program, will enable Pure Gold to finalize the details of a proposed follow-up surface exploration program.

On the Beaver Lake property, which surrounds the Beaver Lake kimberlite, the Corporation is evaluating priority geophysical anomalies in the vicinity of the Beaver Lake kimberlite. These anomalies have been identified as the result of an ongoing program of processing and interpreting the airborne geophysical surveys over the project area.

An airborne magnetic survey was completed on the Beaver Lake South property. Selected priority geophysical anomalies were identified and are currently being evaluated.

<u>Discussion of Operations and Financial Condition</u>

The Corporation's working capital as at August 31, 2002 was $678,868 compared with $1,151,161 as at May 31, 2002.

The Corporation had a net loss of $208,601 for the three months ended August 31, 2002 compared with $560,000 in August 31, 2001. The higher loss in 2001 was a result of the write-down of mineral properties.

<u>Finance</u>

The Corporation intends to provide a Rights Offering to shareholders of record before the year end. These funds will fulfill joint venture commitments and enable the Corporation to aggressively explore its own majority interest in the Otish Mountains.

Overview

The Corporation has no current commercial operations. As a result, it will have to obtain financing from the equities market to maintain its property interests and to pay general and administrative expenses. In light of ever-changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Corporation.

Despite a weak junior exploration market, Pure Gold continued to have aggressive work programs.

Nunavut: Exploration in 2002 on the North Slave Joint Venture included –

- an airborne EM survey over the Kim and Vic properties;
- collecting and analyzing an initial bulk sample from the Artemisia kimberlite and drill testing the Thrift kimberlite;
- ground geophysics; and
- heavy mineral sampling as a follow-up to both the airborne survey and previous exploration results throughout the Joint Venture's holdings in the Coronation Gulf region.

The sampling of the Artemisia and Thrift kimberlites, while not economically significant, returned encouraging diamond counts and the Corporation anticipates that exploration in 2003 will continue the process of evaluating new targets.

Alberta: In the Buffalo Hills project, the Joint Venture completed the delineation program on K252, confirming a complex irregular kimberlite. An airborne EM geophysical survey was also completed over a large additional area of the property. This additional survey was undertaken because drilling an EM anomaly with no magnetic anomaly discovered the K252 kimberlite. This higher-grade kimberlite was the first discovered using EM. Exploration in late 2002 and 2003 will focus on evaluating anomalies identified by this survey.

Quebec: Exploration on the Beaver Lake project in 2002, resulted in the discovery of two new kimberlites and the identification of new targets throughout the 90,000-acre project area. The Corporation was the only company to have discovered a kimberlite in the Otish Mountains in 2002, other than the Ashton/Soquem joint venture. The recovery of one micro diamond from the H2 kimberlite is encouraging and further laboratory studies of this kimberlite are being completed. Future exploration in 2003 will include ground geophysics, heavy mineral sampling and diamond drilling.

On behalf of:

Pure Gold Minerals Inc.

Donald R. Sheldon

President